American Fiber Green Products, Inc.

1618 51st Street

Tampa, Florida 33619

Tel. 813-247-2770 Fax 813-655-3030

June 14, 2007

Jennifer R. Hardy, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-0404

Re:	American Fiber Green Products, Inc.

Amendment No. 2 to Registration Statement on Form 10-SB filed on April 12, 2007 and Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 filed on April 16, 2007

File No: 0-28978

Dear Ms. Hardy:

We are in receipt of your correspondence dated May 23, 2007 with respect to the above referenced filings. For your review, we have filed a copy of an amended Form 10-SB and Form 10-KSB. These documents have been marked to indicate where appropriate changes have been made.

Annual Report on Form 10-KSB

1.	The cover page of the Form 10-KSB has been reconciled with the facing sheet of the Amended Form 10-SB.

Item 1. Description of Business

Company History- page 1

2.	Disclosure of the company’s former name and the date of the name change have been provided.

3.

An Administrative Hearing was scheduled to determine whether a revocation of the original registration was warranted based on the extended period of time without filing of financial information. During a conference call between the Administrative Hearing Judge, SEC Compliance Attorneys, AFGP consultant Richard Greene and Daniel Hefner, as CEO of AFGP, it was determined that the best course of action for investors in AFGP would be to allow a voluntary revocation to occur, as opposed to the time and distraction of the Hearing which would result in the requirement to file each individual quarterly and annual filing with each subject to comment from the SEC. Since no filing had been made since 1998, this would entail filing more than Thirty (30) 10KSB and 10QSB reports. With the Administrative Hearing Judge going on record that the voluntary revocation would carry no negative impact on a future registration, AFGP consented to the voluntary revocation. The more clearly stated format of the Form 10SB gave the investors a detailed explanation of the companies’ current and historical financial picture.

4.	As a supplement, there were no known consequences for not advising the transfer agent about the 3:1 forward split of the company’s common stock.

5.	We have revised both the Form 10-KSB and Form 10-SB to indicate that there were 884 shareholders of record at the time of William Amour’s passing and that they remained loyal to the success of the company. The Company ceased operations in January 2000, however, management continued to search for investors to be able to restart production.

6.	The identities of the parties who were engaged in several months of discussions and negotiations culminating in the merger of American Leisure Products, Inc. and Amour Fiber Core, Inc. has been provided.

7.	Disclosure as to Mr. McCleave’s affiliation with the company prior to the merger has been provided.

8.	AFC and ALP have been defined in the document when first used.

Amour Fiber Core, Inc.

9.	Disclosure indicating Amour Family Trust being the other party to the license agreement along with a discussion of material terms of the agreement has been provided. The license agreement has been filed as an exhibit.

10.	A cross reference to “Plan of Operation” for Amour Fiber Core, Inc. and American Leisure Products, Inc. has been provided. Similar cross references have also been included in the sections “Company and Business Overview” and “Future Growth Strategy” if applicable.

Company and Business Overview page 5

11.	Disclosure indicating we are not a development stage company and the current status of operations has been provided.

12.	Clarification between the developed proprietary technology and our exclusive rights to two (2) patents under the licensing agreement has been provided.

13.	We have revised the Form 10-SB and Form 10-KSB to indicate that we have not entered into any sub-licensing agreements to date and that the terms and fees that are outlined in the document have not yet been accepted by anyone and are subject to negotiations.

Regulatory Mandates

14.	The Form 10-SB has been revised to refer to the Form 10-KSB as the report in this section and in Item 5.

15.	The Commission address has been corrected and reference to the public reference room has been deleted.

American Leisure Products, Inc., page 9

16.	The basis for the statement that ALP has positioned itself to be a leader within the Fiber Reinforced Plastic industry has been provided.

Market for Common Equity, Related Stockholder Matters, page 13

17.	The information required by Items 201(b) and (c) of Regulation S-B has been provided.

Item 6 Plan of Operation

General Trends and Outlook, page 16

18.	Disclosure as to our funding requirements for the next 12 months has been provided under the Liquidity and Capital Resources Section.

Liquidity and Capital Resources, page 17

19.	A discussion focusing on the primary drivers and factors necessary to an understanding of cash flows and the indicative value of historical cash flows has been provided.

20.	A discussion of our long-term and short-term financial condition, including burn rate and availability of external sources of funding including the amount required to fund the building of the pilot plant has been provided.

21.	The estimated cost of the pilot plant and the expected sources for each expenditure has been provided.

22.	Disclosure as to the aggregated amount of loans outstanding as of a current date and the material terms of such loans has been provided.

Capital Expenditures, page 18

23.	Disclosure of how we expect to fund our anticipated capital expenditures has been provided.

Item 18a. Controls and Procedures, page 35

24.	We have noted that there has not been a material weakness in internal controls due to the mitigating steps that management has taken to use outside consultants. The conclusion as to the ineffective internal controls stems solely from the lack of multiple levels of control and appropriate segregation of duties. The company has employed outside consultants on an as needed basis to review financial statements to ensure accuracy and completeness.

25.	We have included the statement that there have been no changes to the internal control structure through March 31, 2007.

Item 9 Directors and Executive Officers of the Registrant, page 35

26.	Clarification as to our officers’ and directors’ previous business experience during the past five (5) years has been provided along with the periods for which they served in their respective capacities.

Item 10 Executive Compensation, page 37

27.	The Compensation Table has been revised to reflect the compensation for each named officer for the last two (2) complete fiscal years as applicable.

28.	We have revised our Compensation Table to meet current guidelines.

Item 12 Certain Relationships and Related Transactions, page 39

29.	Disclosure as to the material terms of the loan agreements between Mr. McCleave and his affiliates and the Company has been provided in accordance with Item 404.

Financial Statements

General

30.	Clarification in the Form10-SB that the Company plans to purchase key person life insurance policies have been added to clarify that the policies are not yet in place.

31.	We have received a revised opinion letter from our auditors, who had made an error in their previous version, and included the revised opinion in our Form 10SB and Form 10KSB. The revised opinion indicates that there is a going concern issue, however, the Company is not in the development stage.

Consolidated Condensed Balance Sheets, page 24

32.	The requested balance sheet disclosure relating to the preferred and common stock authorized, issued and outstanding has been provided.

33.	The Company does not have any accounts receivable and the terminology “Other Receivables, net” has been changed to Interest Receivable, related parties.

34.	Footnote disclosure indicating the terms of the notes receivable and whether they are past due and collectible has been provided.

35.	The balance sheet has been clarified to indicate that payables are due to related parties.

36.	Footnote disclosure indicating the terms of deferred wages has been provided.

Consolidated Statements of Operations, page 25

37.	We have modified the Statement of Operations to specifically identify all categories of Other (Income) Expense on the face of the statement.

Consolidated Statements of Changes in Stockholders Deficit, page 26

38.	Separate columns for the amount of common stock and additional paid in capital have been included.

Consolidated Condensed Statements of Cash Flows, page 37

39.	The amounts presented in the Statements of Cash Flows represent gross amounts and clarification as to the presentation of the proceeds from the issuance of notes payable has been included in the filings.

Note 1 Organization and Business, page 28

40.	The listing of exhibits has been removed from this footnote.

Note 3 Summary of Significant Accounting Policies, page 29

41.	The range of useful lives has been provided.

42.	As of December 31, 2006 and 2005, there were no dilutive instruments to be considered.

Note 5 Stockholders Equity, page 32

43.	A description as to how we accounted for the May 26, 2004 merger between ALP and AFC has been included in the footnotes to the financial statements.

Note 10 Income Taxes, page 34

44.	Consistent disclosure of net operating loss carry forward has been provided.

45.	Disclosures required by paragraphs 43, 45 and 47 of SFAS 109 have been provided as applicable.

Exhibit 31- Certifications

46.	The proper amendments containing refined controls and procedures have been filed. The March 31, 2007 Form 10-QSB and Form10-KSB have been refiled in their entirety along with updated certifications.

If you have any questions or require any additional information, please do not hesitate to contact us.

Very Truly Yours,

American Fiber Green Products, Inc.

By:	/s/ Kenneth McCleave
Kenneth McCleave
Chairman of the Board

Corporate Representation

The undersigned as Chairman of the Board of Directors of American Fiber Green Products, Inc., hereby represents and acknowledges:

•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in respect to the filing;

•	That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person federal securities laws of the United States of America.

American Fiber Green Products, Inc.

By:	/s/ Kenneth McCleave
Kenneth McCleave, Chairman of the Board of Directors